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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 DEFIANCE, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           DN ACQUISITION CORPORATION
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

                        THE GENERAL CHEMICAL GROUP INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  244662-10-2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                           TODD M. DUCHENE, SECRETARY
                           DN ACQUISITION CORPORATION
                                  LIBERTY LANE
                          HAMPTON, NEW HAMPSHIRE 03842
                                 (603) 926-5911
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    COPY TO:
                               RALPH ARDITI, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 909-6000
                            ------------------------
                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE**
                       $61,223,348.50                                                  $12,244.67

* Based on the offer to purchase all of the outstanding shares of common stock, par value $0.05 per share (the shares of common stock hereinafter being referred to as the "Shares"), of the Subject Company at $9.50 net per share. Based on information provided by Defiance, Inc., the number of Shares outstanding as of January 7, 1999 is assumed to be 6,003,749 and the number of options to purchase Shares outstanding as of January 7, 1999 is assumed to be 440,814.

** 1/50 of 1% of Transaction Valuation.

   [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:
   ---------------------------------

   Form or Registration No.:
   ---------------------------------

   Filing Party:
   ---------------------------------------------

   Date Filed:
   -----------------------------------------------

   CUSIP NO. 244662-10-2

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           NEW HAMPSHIRE OAK, INC.
           I.R.S. IDENTIFICATION NO. 02-0415400
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (A) [ ]
           (B) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCES OF FUNDS (SEE INSTRUCTIONS)
           AF, BK
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,046,587 SHARES*
---------------------------------------------------------------------------
  8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           16.2%*
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
---------------------------------------------------------------------------

* See footnote on following page.

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           DN ACQUISITION CORPORATION
           I.R.S. IDENTIFICATION NO. None.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (A) [ ]
           (B) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCES OF FUNDS (SEE INSTRUCTIONS)
           AF, BK
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,046,587 SHARES*
---------------------------------------------------------------------------
  8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           16.2%*
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
---------------------------------------------------------------------------

* On January 7, 1999, DN Acquisition Corporation (the "Purchaser") and New Hampshire Oak, Inc. ("Parent"), entered into a Stockholders Agreement with each of Jerry A. Cooper, Thomas H. Roulston II, Scott D. Roulston, Michael J. Meier, John D. Ong, George H. Lewis III, James E. Heighway, Richard W. Lock, Clifford Schumacher, James L. Treece, Carl A. Rispoli, Fred Burke, Roger Drummer, Michael Madden, Michael Pavlica, David Piacenti, Benjamin Scherschel, Janice Schneikart and Phillip Tomczak (collectively, the "Selling Stockholders"), pursuant to which such Selling Stockholders have agreed with the Purchaser and Parent to tender to the Purchaser pursuant to the Offer (as hereinafter defined) all of the Shares (including Shares underlying options issued to such Selling Stockholders) owned beneficially and of record by them and have granted to the Purchaser an irrevocable option, exercisable upon the occurrence of certain trigger events, to purchase all of the Shares (including Shares underlying options issued to such Selling Stockholders) owned beneficially and of record by them in each case at a price of $9.50 per Share (representing an aggregate of 1,046,587 Shares, or approximately 16.2% of the Shares outstanding on a fully diluted basis (such basis assumes all Shares underlying vested and unvested stock options are issued and outstanding) as of January 7, 1999). The Purchaser's right to purchase the Shares subject to the Stockholders Agreement is reflected in Rows 7 and 9 of each of the tables above. The Stockholders Agreement is described more fully in Section 12 ("The Merger Agreement; The Stockholders Agreement") of the Offer to Purchase (as hereinafter defined).

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           THE GENERAL CHEMICAL GROUP INC.
           I.R.S. IDENTIFICATION NO. 02-0423437
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (A) [ ]
           (B) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCES OF FUNDS (SEE INSTRUCTIONS)
           BK
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,046,587 SHARES*
---------------------------------------------------------------------------
  8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           16.2%*
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
---------------------------------------------------------------------------

* See footnote on page 3. Parent is a wholly-owned direct subsidiary of The General Chemical Group Inc.

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by DN Acquisition Corporation, a Delaware corporation (the "Purchaser"), a direct wholly-owned subsidiary of New Hampshire Oak, Inc., a Delaware corporation ("Parent"), a direct wholly-owned subsidiary of The General Chemical Group Inc., a Delaware corporation ("General Chemical Group"), to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share (all of the shares of common stock being hereinafter collectively referred to as the "Shares") of Defiance, Inc., a Delaware corporation (the "Company"), at a price of not less than $9.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively. This Statement also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and the Purchaser of beneficial ownership of the Shares subject to a Stockholders Agreement dated January 7, 1999 among Parent, the Purchaser and the stockholders of the Company listed on Schedule A thereto. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Defiance, Inc. The principal executive offices of the Company are located at 1111 Chester Avenue, Suite 750, Cleveland, Ohio 44114-3516.

     (b) The exact title of the class of equity securities being sought in the Offer is common stock, par value $0.05 per share of the Company. Information regarding the number of Shares outstanding, the amount of Shares being sought and the consideration being offered therefor is set forth in the Introduction (the "Introduction") of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d) and (g) This Statement is filed by the Purchaser, Parent and General Chemical Group. The information concerning the name, the state of its organization, its principal business and address of the principal office of each of the Purchaser, Parent and General Chemical Group, and the information regarding the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and the citizenship of each of the executive officers and directors of the Purchaser, Parent and General Chemical Group Inc. is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and General Chemical Group") of the Offer to Purchase and in Schedule I thereto and is incorporated herein by reference.

     (e) and (f) During the last five years, none of the Purchaser, Parent or General Chemical Group nor, to the best knowledge of the Purchaser, Parent or General Chemical Group, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and General Chemical Group") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 of the Offer to Purchase, since June 30, 1995, there have been no transactions which would be required to be disclosed under this Item 3(a) between either the Purchaser, Parent or General Chemical Group or, to the best knowledge of the Purchaser, Parent and General Chemical Group, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and General Chemical Group") and Section 11 ("Contacts and Transactions with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 and Section 11 of the Offer to Purchase, since June 30, 1995, there have been no contacts, negotiations or transactions which would be required to be disclosed under this Item 3(b) between either the Purchaser, Parent or General Chemical Group or any of their respective subsidiaries or, to the best knowledge of the Purchaser, Parent and General Chemical Group, any of those persons listed in
Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the Introduction, Section 7 ("Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"),
Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 12 ("The Merger Agreement; The Stockholders Agreement") and
Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser, Parent and General Chemical Group") and
Section 11 ("Contacts and Transactions with the Company; Background of the Offer") of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser, Parent and General Chemical Group") and
Section 11 ("Contacts and Transactions with the Company; Background of the Offer") of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser, Parent and General Chemical Group"),
Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 10 ("Source and Amount of Funds"), Section 12 ("The Merger Agreement; The Stockholders Agreement") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 9, 10, 11, 12 and 16 of the Offer to Purchase, none of the Purchaser, Parent or General Chemical Group, nor, to the best knowledge of the Purchaser, Parent or General Chemical Group, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and General Chemical Group") of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION

     (a) The information set forth in the Introduction, in Section 9 ("Certain Information Concerning the Purchaser, Parent and General Chemical Group"), in
Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and in Section 12 ("The Merger Agreement; The Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

(b) and (c) The information set forth in the Introduction, Section 12 ("The Merger Agreement; The Stockholder Agreement") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1)  Offer to Purchase dated January 13, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Nominees.
(a)(5)  Letter to clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Nominees.
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(7)  Summary Advertisement as published on January 13, 1999.
(a)(8)  Joint Press Release issued by General Chemical Group and the
        Company on January 8, 1999.
(b)(1) Credit Agreement, dated as of June 15, 1998, by and among General Chemical Group, Bank of America National Trust and
        Savings Association, The Bank of Nova Scotia, The Chase
        Manhattan Bank and the several lenders from time to time parties thereto.
(c)(1) Agreement and Plan of Merger, dated as of January 7, 1999, among Parent, the Purchaser and the Company.
(c)(2)  Stockholders Agreement, dated as of January 7, 1999 among
        Parent, the Purchaser and the Stockholders listed on Schedule A thereto.

(c)(3)  Letter Agreement, dated January 7, 1999, among the
        Purchaser, the Company and Jerry A. Cooper.
(c)(4)  Letter Agreement, dated January 7, 1999, among the
        Purchaser, the Company and Michael J. Meier.
(c)(5)  Letter Agreement, dated January 7, 1999, among the
        Purchaser, the Company and Clifford Schumacher.
(c)(6)  Letter Agreement, dated January 7, 1999, among the
        Purchaser, the Company and Michael Madden.
(c)(7)  Letter Agreement, dated January 7, 1999, among the
        Purchaser, the Company and Benjamin Scherschel.
(c)(8)  Letter Agreement, dated January 7, 1999, among the
        Purchaser, the Company and Fred Burke.
(d)     None.
(e)     Not applicable.
(f)     None.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                          DN ACQUISITION CORPORATION

                                          By: /s/ RICHARD R. RUSSELL

                                          --------------------------------------
                                              Name: Richard R. Russell
                                              Title: President
                                          NEW HAMPSHIRE OAK, INC.

                                          By: /s/ RICHARD R. RUSSELL

                                          --------------------------------------
                                              Name: Richard R. Russell
                                              Title: President and Chief
                                          Executive Officer
                                          THE GENERAL CHEMICAL GROUP INC.

                                          By: /s/ RICHARD R. RUSSELL

                                          --------------------------------------
                                              Name: Richard R. Russell
                                              Title: President and Chief
                                          Executive Officer

Date: January 13, 1999

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
  NO.                              DESCRIPTION                            NO.
-------                            -----------                           ----
11(a)(1)   Offer to Purchase dated January 13, 1999....................
11(a)(2)   Letter of Transmittal.......................................
11(a)(3)   Notice of Guaranteed Delivery...............................
11(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees......................................
11(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.........................
11(a)(6)   Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9...............................
11(a)(7)   Summary Advertisement as published on January 13, 1999......
11(a)(8)   Joint Press Release issued by General Chemical Group and the
           Company on January 8, 1999..................................
11(b)(1)   Credit Agreement, dated as of June 15, 1998, by and among
           General Chemical Group, Bank of America National Trust and
           Savings Association, The Bank of Nova Scotia, The Chase
           Manhattan Bank and the several lenders from time to time
           parties thereto.............................................
11(c)(1)   Agreement and Plan of Merger, dated as of January 7, 1999, among Parent, the Purchaser and the Company.................
11(c)(2)   Stockholders Agreement, dated as of January 7, 1999, among
           Parent, the Purchaser and the stockholders listed on
           Schedule A thereto..........................................
11(c)(3)   Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Jerry A. Cooper..................
11(c)(4)   Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Michael J. Meier.................
11(c)(5)   Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Clifford Schumacher..............
11(c)(6)   Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Michael Madden...................
11(c)(7)   Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Benjamin Scherschel..............
11(c)(8)   Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Fred Burke.......................